FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

TRADING POLICY OF SECURITIES ISSUED BY

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

July 27, 2022.

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TRADING POLICY OF SECURITIES ISSUED BY

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

I.	Purpose

1.1. The present Trading Policy of Securities Issued by Companhia Brasileira de Distribuição, prepared pursuant to CVM Resolution 44, is intended to set forth standards and procedures that must be complied with in any trading of securities issued by the Company, or referenced thereto, by the Obliged Persons, in order to ensure compliance with good conduct practices and to prevent the inappropriate use of Privileged Information.

II.	Definitions

2.1. On performing and construing this Trading Policy of Securities Issued by the Company, the following terms shall have the meanings ascribed to them:

“Controlling Shareholder”:	shareholder or group of shareholders bound by a shareholders’ agreement or under common control, which holds direct or indirect control over the Company, under the Brazilian Corporations Act, and amendments thereto.
“Management Members”:	the Executive Officers and members of the Board of Directors, including sitting members and alternates, of the Company.
“B3”:	B3 S.A. – Brasil, Bolsa, Balcão.
“Stock Exchanges”:	B3, as well as any other stock exchanges or organized trading markets in which the Company has Securities admitted to trading.
“BTC”:	BTC Custodian Securities Bank, which is a securities lending service, upon the provision of guarantees, offered by B3 through an electronic system.
“Company”:	Companhia Brasileira de Distribuição.
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“Fiscal Council Members”:	the sitting members and alternates of the Fiscal Council of the Company, when installed.
“Disclosure and Trading Committee”:	the advisory body of the Company’s Investor Relations Officer, created to assist him or her in the performance of his or her functions before the CVM.
“CVM”:	the Brazilian Securities Commission (Comissão de Valores Mobiliários).
“Investor Relations Officer”:	the Company’s officer responsible for providing information to investors, the CVM and Stock Exchanges, as well as for updating the Company’s publicly-traded company record before the CVM.
“Former Management Members”:	members of Management who are no longer members of the Company’s management.
“Privileged Information”:	any (i) decision of the Controlling Shareholders; (ii) resolution of the shareholders’ meeting or of the Company’s management bodies; or (iii) other administrative, technical, business or economic-financial act or fact that occurred or is related to the Company’s business that may have a significant influence on: (a) the price of securities issued by the Company or referenced thereto; (b) investors’ decision to buy, sell or hold such securities; or (c) the decision of investors to exercise any rights inherent to the condition of holder of securities issued by the Company or referenced thereto, including, without limitation, the acts or facts provided for in Article 2 of CVM Resolution 44.
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“Corporation Law”:	Brazilian Law No. 6,404, dated December 15, 1976, as amended.
“Lock-up Period”:	any and all periods in which the trading of Securities is prohibited pursuant to regulations or this Trading Policy, as well as due to communication of the Investor Relations Officer.
“Connected Persons”:	in relation to the Obliged Persons, persons who are: (i) their spouses, not separated judicially or extrajudicially, (ii) their common-law spouses; (iii) any dependent included in their annual income tax return; and (iv) companies that are directly or indirectly controlled by the Obliged Persons or Connected Persons.
“Obliged Persons”:	(i) the Company itself, (ii) the Controlling Shareholders, Management Members, Fiscal Council Members, Former Management Members and members of any bodies of the Company with technical or advisory functions, created pursuant to the Company’s bylaws, (iii) the employees of the Company with permanent or occasional access to Privileged Information; (iv) third parties engaged by the Company that, in relation to the activities provided to the Company, have permanent or occasional access to Privileged Information; and (v) any person who, due to his or her title, function or position in the Company, as well as in the Controlling Shareholders, Controlled Companies and Affiliated Companies, (i) expressly agreed with this Trading Policy and is required to comply with the provisions set forth herein; and (ii) has permanent or occasional access to Privileged Information, as well as others who the Company considers necessary or convenient, and who may be indicated as Obliged Persons in accordance with section 3.5 below.
“Stock Option Plan”:	the plan providing for the granting of stock options issued by the Company and approved by the Company’s Shareholders’ Meeting, as amended from time to time.
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“Individual Investment or Divestment Plan”:	Formal and individual investment or divestment plans, prepared in accordance with Article 16 of CVM Resolution 44, pursuant to which Controlling Shareholders, Management Members, Fiscal Council Members, members of any bodies with technical or advisory functions, created pursuant to the Company’s bylaws, or any person who, due to his or her title, function or position in the Company, as well as in the Controlling Shareholders, Controlled Companies or Affiliated Companies, is aware of Privileged Information, and who voluntarily, irrevocably and irreversibly agreed to make an investment or divestment in the Securities on pre-determined dates or periods.
“Trading Policy” or “Policy”:	this Trading Policy of Securities, issued by the Company.
“CVM Resolution 44”:	CVM Resolution No. 44, dated August 23, 2021, as amended.
“Affiliated Companies”:	companies on which the Company has significant influence, without controlling them, pursuant to paragraphs 1st, 4th and 5th of Article 243 of the Corporation Law.
“Controlled Companies”:	companies in which the Company, directly or through other companies, holds shareholder’s rights that permanently ensure preponderance in corporate resolutions and the power to elect the majority of members of management.
“Term of Adhesion”:	instrument of adhesion to this Trading Policy, to be entered into by the Obliged Persons, in accordance with the form included in Annex I to this Trading Policy, pursuant to which they express that they are aware of the provisions included in the Trading Policy, assuming the obligation to comply with them and ensure that these provisions are complied with by the persons under their influence.
“Securities”:	any shares, real estate receivables certificates, subscription warrants, subscription receipts and rights, promissory notes, call or put options or derivatives of any type, or any collective investment bonds or contracts issued by the Company or referenced thereto that, pursuant to applicable law, are considered “securities,” existing on the date of approval of this Policy or that may be subsequently created.
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III.	Persons to whom the Trading and Adhesion Policy apply

3.1.          The obligations set forth in this Trading Policy apply to, for the purpose of express adherence, the Obliged Persons.

3.2.          The Obliged Persons shall expressly adhere to this Trading Policy by signing the suitable Term of Adhesion, included in Annex I.

3.3.          The Company shall keep, at its headquarters, a list of all persons that undersign such Term of Adhesion, with their corresponding personal or corporate full registration data, position or function, address, and enrollment number with the National Registry of Legal Entities (CNPJ) or with the Individual Taxpayers’ Registry (CPF), both of the Brazilian Ministry of Economy.

3.3.1.  If the shareholder who undersigns the Term of Adhesion is resident or domiciled abroad (not in Brazil), the Company shall maintain at its head offices the name or corporate name and the Individual Taxpayer’s Registry (CPF) or the National Registry of Legal Entities (CNPJ) of its proxy or legal representative in Brazil.

3.3.2.   Whenever changes or alterations are made to the individual or personal data, the persons bound by the Term of Adhesion shall immediately inform the Company about such alterations, by informing them to the Investor Relations Officer, who shall update and keep them always available to the CVM.

3.4.          The Terms of Adhesion shall remain on file at the Company’s headquarters for as long as the signatories thereto keep bound to the Company, and, at least for five (5) years after the date a signatory leaves the Company or ceases to be bound thereto.

3.5.          The Company may request third parties, including service providers, to adhere to the terms of this Trading Policy, even if temporarily, and the Investor Relations Officer is responsible for communicating and instructing each department of the Company about the need to adhere to this Policy by persons who, by virtue of the activities rendered to the Company, or by virtue of their position, function or role in the Company, are rated as Obliged Persons by the respective department.

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IV.  Bans on the Trading of Securities

4.1.	Lock-up Period

4.1.1.  The Obliged Persons and the Company may not trade the Company’s Securities during the Lock-up Periods and shall maintain such determination under strict secrecy.

4.2.	Restriction in case of a Pending Release of Privileged Information

4.2.1.   Trading of Securities by the Company and the Obliged Persons who have or may have knowledge of Privileged Information is forbidden until such information is disclosed by the Company to the market pursuant to CVM Resolution 44. To this end, one assumes that:

I – the person who traded securities and had access to undisclosed Privileged Information used this Privileged Information in this trading;

II – the Controlling Shareholders, Management Members, Fiscal Council Members and the Company, in relation to the trading of securities issued by the Company, have access to all undisclosed Privileged Information;

III – the persons listed in item II above, as well as those who have a commercial or professional relationship or relationship of trust with the Company, in having access to undisclosed Privileged Information, know that it is privileged information;

IV – the Management Member who leaves the Company having access to undisclosed Privileged Information uses this information in the trading of Securities within three months from the date of his or her termination of employment;

V – as of the moment studies or analyses are initiated in regard to this matter, information about the following is material: mergers, full or partial spin-offs, consolidations, conversions or any form of corporate reorganization or business combination, changes in the Company’s control, including through the execution of, amendment to or termination of shareholders’ agreements, decision to cancel the registration as publicly-held company, or changes in the trading environment or segment of the shares issued by it; and

VI – information on the following is material: request for judicial or extrajudicial reorganization and bankruptcy filed by the Company, as of the moment the studies or analyses related to this request are initiated.

4.2.1.1.    The restriction set forth in section 4.2.1 above applies to those who may be aware of Privileged Information not yet disclosed to the

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market, especially those who have a commercial or professional relationship or relationship of trust with the Company, including independent auditors, securities analysts, consultants and institutions that are part of the distribution system, which must verify the effective disclosure of the information before trading the Securities issued by the Company. The Obliged Persons must ensure that those mentioned in this section 4.2.1.1, with whom they shared Privileged Information, are aware of this restriction.

4.2.1.2.    The assumptions set forth in section 4.2.1 above may, as applicable, be used in combination, and they are related to and must be analyzed together with other elements that indicate whether the illegal act was indeed committed or not.

4.2.1.3.    Section 4.2.1 above does not apply in the following cases:

I – acquisition, through private trading, of shares kept in treasury, as a result of the exercise of stock options in accordance with the stock option plan approved by the shareholders’ meeting, or in the event of granting of shares to management members, employees or service providers as part of their compensation, as previously approved by the shareholders’ meeting; and

II – transactions providing for repurchase commitment assumed by the seller and resale commitment assumed by the purchaser, for settlement on a pre-determined date, before or on the same maturity date of the securities involved in the transaction, based on pre-established interest or yield parameters.

4.3.          Restriction Before the Release of the Company’s Quarterly Financial Information and Standardized Financial Statements

4.3.1.  No Securities may be traded by Obliged Persons or by the Company within the period of fifteen (15) days prior to the release of the Quarterly Financial Information (QFI) and the Annual Financial Statements (AFS) of the Company, whether these persons are aware of the content of the quarterly financial information and the annual financial statements or not.

4.3.1.1.	The period set forth in section 4.3.1. above excludes the date of the disclosure; however, Securities may only be traded on this date after the relevant disclosure to the market.

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4.3.1.2.	The prohibition set forth in section 4.3.1 above does not apply to:

I – trading involving fixed income Securities, when conducted through transactions providing for repurchase commitment assumed by the seller and resale commitment assumed by the purchaser, for settlement on a pre-determined date, before or on the same maturity date of the securities involved in the transaction, based on pre-established interest or yield parameters;

II – transactions intended to fulfill the obligations assumed before the beginning of the lock-up period resulting from the loan of Securities, exercise of stock options or sale by third parties and term purchase and sale agreements; and

III – trading conducted by financial institutions and legal entities that are part of the same economic group, provided that these transactions are conducted in the ordinary course of business and within the parameters pre-established in this Policy.

4.3.2.    The Obliged Persons who are beneficiaries of the Company’s Stock Option Plan may not carry out any operations with derivatives that nullify or mitigate their economic exposure to shares issued by the Company, while they are subject to the Lock-up Periods.

4.4.          Restrictions Applicable to Former Management Members

4.4.1.       Former Management Members no longer belonging to the management of the Company are not allowed to trade Securities before the public disclosure of Privileged Information related to a business or a fact initiated during their term of office for a period of three (3) months after the end of their term of office or before disclosure to the market, by the Company, of this Privileged Information, whichever occurs first.

4.5.          Disclosure of Trading

4.5.1.     The Management Members, Fiscal Council Members and members of any bodies with technical or advisory functions created by the bylaws shall report to the Company, in its own name or on behalf of Connected Persons, the ownership and trading of Securities issued by the Company, as well as those issued by the Company’s Controlled Companies or Controlling Shareholders, and in the latter two cases, provided that they are public companies, by sending to the Investor Relations Officer a report, in accordance with the form provided in Annex II, pursuant to Article 11 of CVM Resolution 44, on the first business day after the

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investiture of the position and within 5 (five) days after each trading of Securities.

4.5.2.     Without prejudice to the obligations set forth in Article 12 of CVM Resolution 44, on the first business day of each month, the direct or indirect Controlling Shareholders and persons connected to them shall inform the Company of the ownership and the trading of Securities issued by the Company, by sending to the Investor Relations Officer a report, in accordance with the form provided in Annex II, pursuant to Article 30 of the Novo Mercado Rules.

V.	Indirect Trading, Lending of Shares, and Advice

5.1.	Indirect Trading

5.1.1.       All the restrictions and the obligation of communication contemplated in this Trading Policy shall also apply to the transactions made by Obliged Persons in case such trades are made through:

(i)              a controlled company;

(ii)          third parties with whom they have executed any agreement for the management of securities portfolio or trust business; or

(iii)           Obliged Persons or any persons who had access to Privileged Information through any of the persons not allowed to trade, when they know that it has not been released to the market yet.

5.1.1.1.       Transactions executed by investment funds of which the persons above are members shall not be deemed to be indirect trading or third-party trading, and shall thus be free from the restriction stated in this Trading Policy, provided that the trading decisions made by the manager of such investment funds are not, by any means, influenced by their respective members.

5.1.1.2.       One assumes that, subject to evidence to the contrary and section 5.1.1.3. below, the trading decisions made by the administrator and manager of the exclusive fund are influenced by the fund’s member.

5.1.1.3.       The assumption set forth in 5.1.1.2. above does not apply to exclusive investment funds whose members are insurance companies or open complementary pension fund entities that invest funds in free benefits generator plans (plano gerador de benefícios livres) (PGBL) and life free benefits generator plans (vida gerador de benefícios livres) (VGBL), during the deferral period.

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5.2.	Transactions involving Lending of Shares

5.2.1.       Except as otherwise provided by any amendments to the applicable regulation and/or the restatement of an understanding to the contrary by the CVM and/or Stock Exchanges, this Trading Policy shall fully apply to transactions involving the lending of Securities issued by the Company that may be executed by Obliged Persons, who shall be registered with the BTC and observe the procedures stipulated by B3, in that any loan taken out other than with BTC shall be restricted, except as expressly authorized by the Company’s Investor Relations Officer.

5.3.	Advisory Services

5.3.1.       Counseling by Obliged Persons, whether for consideration or free of charge, shall be limited to (i) periods in which Obliged Persons are not aware of any undisclosed Privileged Information; and (ii) those cases in which such advice is not related to any Privileged Information not yet disclosed to the market.

VI.  Authorized Trading of Securities, Exceptions to Restrictions

6.1.   All of the restrictions stipulated in sections 4.1, 4.2, 4.3, 4.4 and 4.5 of Chapter IV above shall not apply to Controlling Shareholders, Management Members, Fiscal Council Members, and members of any bodies with technical or advisory functions of the Company created by the bylaws, or anyone by virtue of his or her title, function or position in the Company, its parent company, controlled companies or affiliated companies, that have knowledge of Privileged Information regarding transactions performed exclusively within the scope of the Individual Investment or Divestment Plan, filed in advance with the Company’s Investor Relations Board Office, provided that the criteria stated in this Trading Policy (in particular, those described in section 7.1 below) and in CVM Resolution 44 are complied with.

6.2.  In regard to the restrictions on trading set forth in sections 4.2.1 and 4.3.1 above, they shall not apply to the purchase of shares issued by the Company held in treasury, through private trading, resulting from the exercise of a stock option involving shares issued by the Company, by the beneficiary of the Securities Option Plan, or in case of shares granted to managers, employees or service providers, pursuant to a stock-based long-term incentive plan previously approved by a shareholders’ meeting.

VII.	Individual Investment or Divestment Plan

7.1.   The Individual Investment or Divestment Plan is a written document pursuant to which a person connected to the Company and who is potentially subject to the assumptions set forth in section 4.2.1, including the persons listed in section 6.1,

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undertakes in a voluntary, irrevocable and irreversible manner to make an investment or divestment in Securities on pre-scheduled dates or periods, pursuant to Article 16 of CVM Resolution 44. The Individual Investment or Divestment Plans will be duly filed at the Company with the Investor Relations Board Office and:

(i)              prior to the filing of Individual Investment or Divestment Plans, the Company must have approved a schedule setting specific dates for the release of the Company’s quarterly financial information and annual financial statements;

(ii)            they may not be filed (a) during the period wherein the aforementioned individuals are aware of any Material Act or Fact still to be disclosed to the market, and (b) within fifteen (15) days before the release of the quarterly financial information (QFI/ITR) and annual financial statements (AFS/DFP);

(iii)          to be effective, the Individual Investment or Divestment Plan or any amendments thereto or cancelation thereof shall provide for a period of at least three (3) months;

(iv)          they shall provide for an effective term of at least twelve (12) months and, if no amendment is made, they shall be considered automatically renewed for an equal period of time;

(v)      they shall establish the irrevocable and irreversible commitment of those participating in the Individual Investment or Divestment Plans towards investing and/or divesting amounts stipulated in advance, on the dates therein stated, by mentioning (i) the volume of (a) personal funds they intend to invest in Securities or (b) Securities in which they intend to invest and/or divest in the period; and (ii) the respective type, kind and class, as the case may be, of such Securities;

(vi)         they shall establish the obligation of those participating in the Individual Investment or Divestment Plans to return to the Company any losses avoided or earnings obtained in trading Securities of the Company, resulting from any change in the dates of release of the quarterly financial information and annual financial statements, assessed through reasonable criteria to be defined in the Individual Investment or Divestment Plan;

(vii)        they will be previously submitted to the Company’s Disclosure and Trading Committee, which will be responsible for reviewing the Individual Investment or Divestment Plans submitted to it, in order to safeguard and ensure compliance with the purposes of this Trading Policy and, in the case of the Individual Investment or Divestment Plans presented by the Company, direct or indirect Controlling Shareholders, Management Members, Fiscal Council

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Members and members of any bodies with technical or advisory functions, created pursuant to the bylaws, the Board of Directors shall be responsible for verifying, at least every semester, the adherence of the negotiations by the participants to the Individual Investment or Divestment Plans.

7.2.  Participants are prohibited from: (i) simultaneously maintaining more than one Individual Investment or Divestment Plan in force; and (ii) carrying out any operations that nullify or mitigate the economic effects of the operations to be determined by the Individual Investment or Divestment Plan.

VIII.                  Disclosure and Trading Committee

8.1       The Company will have a Disclosure and Trading Committee composed of 5 (five) members, who will hold the following positions in the Company:

a.     Chief Executive Officer;

b.     Deputy Chief Financial Officer;

c.     Investor Relations Officer;

d.     Press Officer; and

e.     Chief Legal Officer (General Counsel).

8.2       The Disclosure and Trading Committee will operate as an advisory department to the Company’s Investor Relations Officer, assisting him/her in the performance of his/her duties before the CVM.

8.3       The Disclosure and Trading Committee will meet whenever it is called either by the Company’s Investor Relations Officer or by any of its members, being certain that all decisions by the Disclosure and Trading Committee shall be made by the majority of its members, notwithstanding the privileges that may be assigned to the Company’s Investor Relations Officer both by this Trading Policy and by the applicable standards in force.

8.3.1.       The meeting calls shall be made by electronic communication within the time in advance as the issues in the agenda allow so, and the meetings can be held by conference call, videoconference, or by any other electronic communication means.

8.4.       The key responsibilities of the Disclosure and Trading Committee shall be, within the scope of this Trading Policy:

(i)              to assist the Board of Directors in reviewing the new Individual Investment or Divestment Plans of the Obliged Persons, in order to safeguard and guarantee the

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fulfillment of the purposes of this Trading Policy; and

(ii)            to support the Investor Relations Officer in issues he or she may submit to the Committee within the scope of this Trading Policy.

IX.	Violations and Sanctions

9.1.       Any violations of this Trading Policy verified by the Obliged Persons shall be immediately reported to the Company’s Investor Relations Officer.

9.1.1.       Without prejudice to the applicable sanctions under the legislation in force to be applied by the competent authorities in case of violation of the terms and procedures set forth in this Trading Policy, the Obliged Persons that fail to comply with any of the provisions set forth in this Trading Policy hereby undertake to compensate the Company or other Obliged Persons, in full and without limitation, for every and any losses that the Company and/or the Obliged Persons may incur and that are resulting, whether directly or indirectly, from such noncompliance, and the Company may, at its sole discretion, adopt any corrective measures and/or disciplinary sanctions against offenders.

X.     Effective Term

10.1.       This Trading Policy shall become effective on the date it is approved by the Board of Directors, and shall remain effective for an indefinite period of time, until the Company’s Board of Directors may decide otherwise.

XI.	Amendments

11.1.       Upon decision by the Board of Directors, the Company’s Trading Policy may be amended in the following cases: (i) upon an express determination by the CVM for that purpose; (ii) upon any change in the applicable laws and standards so as to implement the required adjustments hereto; and (iii) whenever the Board of Directors, along the routine efficiency evaluation of all adopted processes, may find any need to make amendments hereto.

11.2.       Any amendment to the Company’s Trading Policy shall be immediately reported to the CVM and to the Stock Exchanges by the Investor Relations Officer, as required by the applicable standards, as well as to the persons that have agreed and adhered to the Trading Policy, and such amendments shall become effective to the parties as every party becomes aware of them.

XII.	Final Provisions
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12.1.       The Investor Relations Officer will be responsible for implementing the procedures required to comply with and to follow up the standards set forth by the Trading Policy.

12.1.1.       Any queries on the provisions of this Company’s Trading Policy or about how the provisions thereof should be applied must be addressed directly to the Investor Relations Officer, who will provide the due clarifications or guidance.

12.2.       The Investor Relations Officer shall be the Officer responsible for issuing the alert regarding the lock-up period, in the cases provided for in CVM Resolution 44, in this Trading Policy and in the Company’s Disclosure Policy.

12.3.       This Trading Policy applies to the Obliged Persons as of the signature of the Contract of Adhesion, without prejudice to the rules of CVM Resolution 44 applicable to the Obliged Persons, even if they have not signed the Contract of Adhesion.

12.4.       The effectiveness of this Trading Policy will be submitted to a regular follow-up by the Disclosure and Trading Committee, which will request, whenever it deems necessary, that this Policy is reviewed and assessed by the Company’s Audit Committee and appreciated by the Company’s Board of Directors.

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Annex I to the Trading Policy of Securities Issued by Companhia Brasileira de Distribuição

TERM OF ADHESION TO THE TRADING POLICY OF SECURITIES ISSUED BY

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

[Name or corporate name], [full registration data], with address at [address], as [position or controlling shareholder] of Companhia Brasileira de Distribuição, hereby acknowledges that he/she/it is aware of the Trading Policy of Securities Issued by the Company, as approved at a meeting of the Board of Directors held on [July 27, 2022], and undertakes to comply with all terms and conditions of such document, as well as any of its further amendments, as duly published in the Company’s Investor Relations electronic page.

[Place], [date] [Signatory]

Witnesses:

1. Name: ID Card (RG): Taxpayers’ ID (CPF/ME):	2. Name: ID Card (RG): Taxpayers’ ID (CPF/ME):
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Annex II to the Trading Policy of Securities issued by Companhia Brasileira de Distribuição

INDIVIDUAL FORM

Trading by Management Members and Obliged Persons - Art. 11 - CVM Resolution 44/2021

Trading by Controlling Shareholder and Obliged Persons - Art. 30 of the “Novo Mercado” stock exchange Regulation

In ....... (month/year)

( ) only the following securities and derivatives transactions took place pursuant to Article 11 of CVM Resolution 44/2021 and Article 30 of the “Novo Mercado” stock exchange Regulation, as applicable.

( ) transactions with securities and derivatives were not performed, pursuant to Article 11 of CVM Resolution 44/2021 and Article 30 of the “Novo Mercado” stock exchange Regulation, as applicable, and I hold the following Securities and derivatives positions.

Name of the Company / Controlled Company / Parent Company[1]
Name[2]:						Taxpayer Id. (CPF/CNPJ):
Registration data:
Group	( ) Controlling entity	( ) Board of Directors	( ) Board of Exec. Officers		( ) Fiscal Council	( ) Technical or Advisory Bodies
Opening Balance
Security/ Derivative	Characteristics of Securities[2]				Quantity	share %
						Same Type/ Class	Total

Transactions in the Month
Security/ Derivative	Characteristics of Securities[3]	Intermediate	Operation	Day	Quantity	Price	Amount (R$) [4]

Closing Balance
Securities/ Derivatives	Characteristics of Securities[5]				Quantity	share %
						Same Type/ Class	Total

1 Report a Controlled Company and/or Parent Company only in case such companies are publicly-held companies. Not applicable to the controlling shareholder, which must inform only securities issued by the Company.

2 Fill out a form for each related person, if applicable, informing their name, CPF/CNPJ and qualification.

3 Issue/series, convertible, simple, periods, guarantees, type/class etc.

4 Issue/series, convertible, simple, periods, guarantees, type/class etc.

5 Quantity times price.

5 Issue/series, convertible, simple, periods, guarantees, type/class etc.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 27, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.